EXHIBIT 99.1

IIJ Announces Nine Months Financial Results for the Fiscal Year Ending March 31, 2018

TOKYO, Feb. 08, 2018 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ")(NASDAQ:IIJI) (TSE:3774) today announced its nine months consolidated financial results for the fiscal year ending March 31, 2018 (“3Q17” from April 1, 2017 to December 31, 2017).1

Highlights of Financial Results for 3Q17

Revenues	JPY127.6 billion (up 12.3% YoY)
Operating Income	JPY3.8 billion (up 19.7% YoY)
Income before Income Tax Expense	JPY4.3 billion (up 26.1% YoY)
Net Income attributable to IIJ	JPY2.7 billion (up 40.7% YoY)

Financial Targets for FY2017

Revenues	JPY176.0 billion (up 11.5% YoY)
Operating Income	JPY6.5 billion (up 26.6% YoY)
Income before Income Tax Expense JPY6.5 billion (up 19.8% YoY)
Net Income attributable to IIJ	JPY4.0 billion (up 26.3% YoY)

Overview of 3Q17 Financial Results and Business Outlook

            “To launch cryptocurrency exchange and settlement business, we established an equity method investee by partnering with prominent Japanese companies from various industries: Bank of Tokyo-Mitsubishi UFJ, Sumitomo Mitsui Banking Corporation, Daiwa Securities Group, Nomura Holdings, Dai-ichi Life Insurance Company, Nippon Life Insurance Company, Mitsui Sumitomo Insurance Company, Sompo Holdings, Tokio Marine & Nichido Fire Insurance Company, East Japan Railway Company, ITOCHU Corporation, ITOCHU Techno-Solutions Corporation, K-Opticom Corporation, QTnet, Bic Camera, DENTSU, Mitsui Fudosan, and Yamato Holdings. DeCurret, IIJ’s 35% equity method investee with capital of JPY5.23 billion,2 will offer BtoC cryptocurrency exchange services from the latter half of FY2018 and BtoBtoC and BtoC cryptocurrency settlement services from FY2019. Based on our existing ASP FX trading system, which has been used by thirteen major Japanese financial institutions, DeCurret should be able to develop highly reliable and scalable cryptocurrency exchange system and services, incorporating Anti-Money Laundering (AML) and Know Your Customer (KYC) and other necessary and critical security requirements.3 We see a great growth opportunity in settlement business as conventional financial infrastructure needs to be changed dramatically, especially in Japan where cash is a predominantly major payment method.4 We’re very excited about working together with so many outstanding Japanese companies to create a new standard for cryptocurrency settlements which is thought to be a new social infrastructure,” said Koichi Suzuki, Founder, CEO and Chairman of IIJ.
            “As for the three months financial results, revenue and operating income increased year over year by 13.0% and 20.9% respectively. Network services, especially security-related services, which was supported by the strong demands, and mobile services, led the revenue growth. Accordingly with our mobile business growth strategy, our enterprise mobile revenue strongly grew by 45.2% year over year as MVNE and IoT/M2M transactions continued to expand. SI revenue increased by 8.6% YoY as we continued to accumulate projects. Operating income grew as gross margin of both network services and SI expanded by 13.6% and 13.0% year over year,” said Eijiro Katsu, COO and President of IIJ.
            “We decided to build our own data center and we’ve acquired the land of approximately 40 thousand m2.5 The main purpose is to integrate our racks that are currently spread out in the metropolitan area’s data centers for more effective operation. The new data center, which ultimately can accommodate up to 6,000 racks, allows gradual expansion of capacity as we’ll place system module-based data centers developed from our container-based data center technology accumulated from our Matsue Data Center Park since 2011. We estimate the future data center facility cost should be approximately 20% lower by having our own data center than continuously expanding leasing space. We’ll also ensure business expansion scalability for the future by having this new data center,” concluded Katsu.
            “We continuously enhance our existing business such as cloud, mobile, security and SI, and we’re also making further business developments like FinTech project this time. Our invisible yet very essential business assets such as Internet technology, network and system infrastructure, SI expertise, brand of reliability, and long-term relationship with prominent Japanese blue-chips let us develop and expand our business foundation. We shall continue to pursue these strategies going forward,” concluded Katsu.

__________________________

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP, unaudited and consolidated.
2 The capital is JPY5.23 billion as of the mid-February when all the capital partners make payments.
3 The service, IIJ Raptor Service, was launched in 2010 and its customers include Nomura Scurities and Sony Bank.
4 According to the Ministry of Economy, Trade and Industry who published a report in May 2017, as for 2015, 19% of settlement was through non-cash in Japan compared to 41% in the U.S.A. and 55% in China.
5 The new data center will be located in Chiba prefecture, just east of Tokyo. As of December 2017, there are 21 data centers operated by IIJ in Japan. 20 of them are leased by data center owners and 1 data center owned by IIJ in Shimane prefecture.

3Q17 Financial Results Summary

Operating Results Summary

	3Q16	3Q17	YoY Change
	JPY millions	JPY millions	%
Total revenues	113,602	127,612	12.3
Network services	68,481	80,000	16.8
Systems integration (SI)	39,858	42,301	6.1
Equipment sales	2,207	2,275	3.1
ATM operation business	3,056	3,036	(0.6)
Total costs	95,772	107,856	12.6
Network services	56,274	66,109	17.5
Systems integration (SI)	35,644	37,898	6.3
Equipment sales	2,024	2,053	1.4
ATM operation business	1,830	1,796	(1.9)
Total gross margin	17,830	19,756	10.8
Network services	12,207	13,891	13.8
Systems integration (SI)	4,214	4,403	4.5
Equipment sales	183	222	21.0
ATM operation business	1,226	1,240	1.2
SG&A expenses and R&D	14,675	15,980	8.9
Operating income	3,155	3,776	19.7
Income before income tax expense	3,433	4,329	26.1
Net income attributable to IIJ	1,910	2,688	40.7

Segment Results Summary

	3Q16	3Q17
	JPY millions	JPY millions
Total revenues	113,602	127,612
Network services and SI business	110,831	124,835
ATM operation business	3,056	3,036
Elimination	(285)	(259)
Operating income	3,155	3,776
Network service and SI business	2,178	2,782
ATM operation business	1,088	1,123
Elimination	(111)	(129)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

3Q17 Revenues and Income

Revenues

Total revenues were JPY127,612 million, up 12.3% YoY (JPY113,602 million for 3Q16).

Network services revenue was JPY80,000 million, up 16.8% YoY (JPY68,481 million for 3Q16).

Revenues for Internet connectivity services for enterprise were JPY20,418 million, up 24.0% YoY from JPY16,461 million for 3Q16, mainly due to an increase in mobile-related services revenues along with an expansion of MVNE business clients’ transactions.

Revenues for Internet connectivity services for consumers were JPY18,707 million, up 17.6% YoY from JPY15,903 million for 3Q16, mainly due to the revenue growth of “IIJmio Mobile Service,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services were JPY21,676 million, up 9.2% YoY compared to JPY19,848 million for 3Q16.

Revenues for Outsourcing services were JPY19,199 million, up 18.0% YoY from JPY16,269 million for 3Q16, mainly due to an increase in security-related services revenues.

Network Services Revenues Breakdown

	3Q16	3Q17	YoY Change
	JPY millions	JPY millions	%
Internet connectivity services (Enterprise)	16,461	20,418	24.0
IP service*	7,331	7,553	3.0
IIJ FiberAccess/F and IIJ DSL/F	2,279	2,262	(0.8)
IIJ Mobile service (Enterprise)	6,680	10,436	56.2
IIJ Mobile MVNO Platform Service	4,358	7,742	77.7
Others	171	167	(2.7)
Internet connectivity services (Consumer)	15,903	18,707	17.6
IIJ	14,290	17,394	21.7
IIJmio Mobile Service	12,437	15,342	23.4
hi-ho	1,613	1,313	(18.6)
WAN services	19,848	21,676	9.2
Outsourcing services	16,269	19,199	18.0
Total network services	68,481	80,000	16.8
* IP service revenues include revenues from the data center connectivity service.

Number of Contracts and Subscription for Connectivity Services*1

	as of December 31, 2016	as of December 31, 2017	YoY Change
Internet connectivity services (Enterprise)	824,546	1,246,898	422,352
IP service (1Gbps-)	413	461	48
IP service (100Mbps-999Mbps)	577	643	66
IP service (-99Mbps)	622	627	5
IIJ Data center connectivity service	258	243	(15)
IIJ FiberAccess/F and IIJ DSL/F	72,132	70,778	(1,354)
IIJ Mobile service (Enterprise)	749,484	1,173,563	424,079
IIJ Mobile MVNO Platform Service*2	501,374	744,332	242,958
Others	1,060	583	(477)
Internet connectivity services (Consumer)	1,377,529	1,349,664	(27,865)
IIJ*2	1,241,399	1,349,664	108,265
IIJmio Mobile Service	912,394	986,767	74,373
hi-ho*2	136,130	-	(136,130)
Total contracted bandwidth*3	2,636.7Gbps	3,085.3Gbps	448.6Gbps
*1. Numbers in the table above show number of contracts except for “IIJ Mobile service (Enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.
*2. On December 31, 2017, IIJ sold all the shares of common stock of hi-ho which was IIJ’s wholly owned subsidiary. Accordingly, hi-ho’s subscription for “Internet connectivity services (Consumer)” decreased to zero, hi-ho’s mobile service subscription of 14,735 was reclassed to “IIJ Mobile MVNO Platform Service” and a part of hi-ho’s subscription other than mobile service subscription of 47,683 is included in IIJ’s subscrfiption for “Internet connectivity services (Consumer).”
*3. Regarding IP service, data center connectivity service and IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise), total contracted bandwidths are calculated by multiplying number of contracts by contracted bandwidths respectively.

SI revenues were JPY42,301 million, up 6.1% YoY (JPY39,858 million for 3Q16).

Systems construction revenue, a one-time revenue, was JPY14,530 million, up 4.0% YoY (JPY13,973 million for 3Q16). Systems operation and maintenance revenue, a recurring revenue, was JPY27,771 million, up 7.3% YoY (JPY25,885 million for 3Q16), mainly due to continued accumulation of the orders and an increase in private cloud services’ revenues.

Orders received for SI and equipment sales totaled JPY48,228 million, down 6.8% YoY (JPY51,730 million for 3Q16); orders received for systems construction and equipment sales were JPY19,201 million, down 8.7% YoY (JPY21,031 million for 3Q16) and orders received for systems operation and maintenance were JPY29,027 million, down 5.4% YoY (JPY30,699 million for 3Q16).

Order backlog for SI and equipment sales as of December 31, 2017 amounted to JPY45,153 million, up 4.3% YoY (JPY43,309 million as of December 31, 2016); order backlog for systems construction and equipment sales was JPY9,574 million, down 12.4% YoY (JPY10,928 million as of December 31, 2016) and order backlog for systems operation and maintenance was JPY35,579 million, up 9.9% YoY (JPY32,381 million as of December 31, 2016).

Equipment sales revenues were JPY2,275 million, up 3.1% YoY (JPY2,207 million for 3Q16).

ATM operation business revenues were JPY3,036 million, down 0.6% YoY (JPY3,056 million for 3Q16). As of December 31, 2017, 1,101 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY107,856 million, up 12.6% YoY (JPY95,772 million for 3Q16).

Cost of network services revenue was JPY66,109 million, up 17.5% YoY (JPY56,274 million for 3Q16). There were an increase in outsourcing-related costs due to our mobile services and an increase in circuit-related costs. Gross margin was JPY13,891 million, up 13.8% YoY (JPY12,207 million for 3Q16) and gross margin ratio was 17.4% compared to 17.8% in 3Q16.

Cost of SI revenues was JPY37,898 million, up 6.3% YoY (JPY35,644 million for 3Q16). There were an increase in outsourcing-related costs along with our SI revenue increase. Gross margin was JPY4,403 million, up 4.5% YoY (JPY4,214 million for 3Q16) and gross margin ratio was 10.4% compared to 10.6% in 3Q16.

Cost of equipment sales revenues was JPY2,053 million, up 1.4% YoY (JPY2,024 million for 3Q16). Gross margin was JPY222 million (JPY183 million for 3Q16) and gross margin ratio was 9.8% compared to 8.3% in 3Q16.

Cost of ATM operation business revenues was JPY1,796 million, down 1.9% YoY (JPY1,830 million for 3Q16). Gross margin was JPY1,240 million (JPY1,226 million for 3Q16) and gross margin ratio was 40.8% compared to 40.1% in 16.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY15,980 million, up 8.9% YoY (JPY14,675 million for 3Q16).

Sales and marketing expenses were JPY9,551 million, up 13.8% YoY (JPY8,392 million for 3Q16) mainly due to increases in advertising expenses, sales commission expenses, and personnel-related expenses.

General and administrative expenses were JPY6,070 million, up 2.4% YoY (JPY5,928 million for 3Q16) mainly due to increases in personnel-related expenses.

Research and development expenses were JPY359 million, up 1.3% YoY (JPY355 million for 3Q16).

Operating income

Operating income was JPY3,776 million, up 19.7% YoY (JPY3,155 million for 3Q16).

Other income (expenses)

Other income (expenses) was an income of JPY553 million (an income of JPY278 million for 3Q16), mainly because of net gain on sales of other investments, including available-for-sale securities, of JPY373 million (JPY214 million for 3Q16), distribution from fund investment of JPY196 million (included in other-net of JPY173 million, JPY208 million for 3Q16), interest expense of JPY276 million (JPY218 million for 3Q16), dividend income of JPY231 million (JP106 million for 3Q16), and foreign exchange gains of JPY29 million (foreign exchange losses of JPY23 million for 3Q16).

Income before income tax expenses

Income before income tax expenses was JPY4,329 million, up 26.1% YoY (JPY3,433 million for 3Q16).

Net income

Income tax expense was JPY1,614 million (JPY1,466 million for 3Q16).

Equity in net income of equity method investees was JPY101 million (JPY69 million for 3Q16) mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY2,816 million, up 38.3% YoY (JPY2,036 million for 3Q16).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY128 million (JPY126 million for 3Q16) mainly related to net income of Trust Networks Inc.

Net income attributable to IIJ was JPY2,688 million, up 40.7% YoY (JPY1,910 million for 3Q16).

3Q17 Balance Sheets

Balance sheets

As of December 31, 2017, the balance of total assets was JPY150,273 million, increased by JPY12,877 million from the balance as of March 31, 2017 of JPY137,395 million.

As of December 31, 2017, the balance of current assets was JPY68,061 million, increased by JPY4,340 million from the balance as of March 31, 2017 of JPY63,722 million. The major breakdown of current assets was an increase in inventories by JPY1,531 million to JPY4,329 million, an increase in prepaid expenses by JPY1,343 million to JPY8,954 million and an increase in cash and cash equivalents by JPY1,086 million to JPY23,044 million. As of December 31, 2017, the balance of noncurrent assets was JPY82,211 million, increased by JPY8,538 million from the balance as of March 31, 2017 of JPY73,673 million. The major breakdown of noncurrent assets was property and equipment of JPY45,125 million, increased by JPY5,349 million, including JPY1,205 million by purchase of land, from the balance as of March 31, 2017, and other investments of JPY10,933 million,increased by JPY3,008 million mainly due to an increase in the fair value of available-for-sale securities. Other investments as of December 31, 2017, consisted of JPY8,786 million in available-for-sale securities, JPY1,124 million in nonmarketable equity securities and JPY1,023 million in investments in funds, including some through a trust. As of December 31, 2017, the balance of non-amortized intangible assets was JPY6,118 million, decreased by JPY102 million from the balance as of March 31, 2017 of JPY6,220 million. The major breakdown of non-amortized intangible assets was JPY6,082 million in goodwill. The balance of amortized intangible assets, which was customer relationships, was JPY2,762 million, decreased by JPY274 million from the balance as of March 31, 2017 of JPY3,036 million.

As of December 31, 2017, the balance of current liabilities was JPY41,555 million, increased by JPY1,572 million from the balance as of March 31, 2017 of JPY39,983 million. The major breakdown of current liabilities was an increase in capital lease obligations-current portion by JPY672 million to JPY5,491 million and an increase in accounts payable (trade and other) by JPY462 million to JPY17,424 million. As of December 31, 2017, the balance of noncurrent liabilities was JPY37,672 million, increased by JPY7,640 million from the balance as of March 31, 2017 of JPY30,032 million. The major breakdown of noncurrent liabilities was an increase in long-term borrowings by JPY7,000 million to JPY15,500 million and an increase in capital lease obligations-noncurrent by JPY710 million to JPY11,095 million.

As of December 31, 2017, the balance of total IIJ shareholders’ equity was JPY70,381 million, increased by JPY3,639 million from the balance as of March 31, 2017 and IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of December 31, 2017 was 46.8%.

3Q17 Cash Flows

Cash flows

Cash and cash equivalents as of December 31, 2017 were JPY23,044 million (JPY21,266 million as of December 31, 2016).

Net cash provided by operating activities for 3Q17 was JPY8,296 million (net cash provided by operating activities of JPY4,408 million for 3Q16.) There were net income of JPY2,816 million, depreciation and amortization of JPY9,156 million and net cash out flow of JPY3,486 million from changes in operating assets and liabilities. As for changes in operating assets and liabilities, there were an increase in prepaid expenses (including prepaid expense-noncurrent) in relation to up front payment for software licenses and maintenance cost for service facilities, an increase in inventories due to the increase in systems construction projects and an increase in prepaid expenses for seasonal bonus payments to our employees.

Net cash used in investing activities for 3Q17 was JPY8,272 million (net cash used in investing activities of JPY5,389 million for 3Q16), mainly due to payments for purchase of property and equipment of JPY11,785 million (JPY7,940 million for 3Q16), including JPY1,205 million by purchase of land, proceeds from sales of property and equipment, which include sales and leaseback transactions, of JPY2,757 million (JPY2,219 million for 3Q16) and proceeds from sale of stock of hi-ho (net of cash divested) of JPY726 million.

Net cash provided by financing activities for 3Q17 was JPY1,049 million (net cash provided by financing activities of JPY2,831 million for 3Q16), mainly due to procceds from long-term borrowings of JPY7,000 million, principal payments under capital leases of JPY4,230 million (JPY3,535 million for 3Q16) and FY2016 year-end and FY2017 interim dividends payments of JPY1,217 million (JPY1,126 million for 3Q16).

FY2017 Financial Targets

Due to seasonal factors, our financial results tend to be small in a first quarter and strong in strong in a fourth quarter every fiscal year. 3Q17 financial results resulted almost as planed. Our financial targets for the fiscal year ending March 31, 2018 (FY2017) announced on May 15, 2017 remain unchanged.

3Q17 Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA

	3Q16	3Q17
	JPY millions	JPY millions
Adjusted EBITDA	11,161	12,932
Depreciation and Amortization	(8,006)	(9,156)
Operating Income	3,155	3,776
Other Income	278	553
Income Tax Expense	1,466	1,614
Equity in Net Income of Equity Method Investees	69	101
Net income	2,036	2,816
Less: Net income attributable to noncontrolling interests	(126)	(128)
Net Income attributable to IIJ	1,910	2,688

CAPEX

	3Q16	3Q17
	JPY millions	JPY millions
CAPEX, including capital leases	12,258	15,756
Acquisition of Assets by Entering into Capital Leases	5,843	5,625
Purchase of Property and Equipment	6,415	10,131

Presentation

Presentation materials will be posted on our web site (https://www.iij.ad.jp/en/ir/) on February 8, 2018.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, mobile services, security services, cloud computing services, and systems integration. Moreover, IIJ operates one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: https://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2017 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2017 and December 31, 2017)

	As of March 31, 2017	As of December 31, 2017
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,958,591	23,044,148
Accounts receivable, net of allowance for doubtful accounts of JPY 107,684 thousand and JPY 118,034 thousand at March 31, 2017 and December 31, 2017, respectively	27,383,692	27,615,182
Inventories	2,798,054	4,329,210
Prepaid expenses—current	7,610,925	8,953,946
Deferred tax assets—current	1,298,469	-
Other current assets, net of allowance for doubtful accounts of JPY 15,192 thousand and JPY 720 thousand at March 31, 2017 and December 31, 2017, respectively	2,672,008	4,118,959
Total current assets	63,721,739	68,061,445
INVESTMENTS IN EQUITY METHOD INVESTEES	3,150,175	3,382,804
OTHER INVESTMENTS	7,924,914	10,932,942
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 50,566,983 thousand and JPY 53,092,388 thousand at March 31, 2017 and December 31, 2017, respectively	39,775,444	45,124,889
GOODWILL	6,169,609	6,082,472
OTHER INTANGIBLE ASSETS—Net	3,087,017	2,797,659
GUARANTEE DEPOSITS	3,060,365	3,345,893
DEFERRED TAX ASSETS—Noncurrent	80,566	145,141
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	2,047,682	1,676,234
Prepaid expenses—Noncurrent	6,607,437	7,342,288
OTHER ASSETS, net of allowance for doubtful accounts of JPY 61,877 thousand and JPY 60,749 thousand at March 31, 2017 and December 31, 2017, respectively	1,770,201	1,380,815
TOTAL	137,395,149	150,272,582

	As of March 31, 2017	As of December 31, 2017
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,400,000
Capital lease obligations—current portion	4,818,723	5,490,906
Accounts payable—trade	14,653,065	15,450,618
Accounts payable—other	2,308,790	1,973,532
Income taxes payable	1,075,745	530,746
Accrued expenses	2,755,581	3,000,449
Deferred income—current	3,750,542	4,169,086
Other current liabilities	1,370,661	1,539,525
Total current liabilities	39,983,107	41,554,862
LONG-TERM BORROWINGS	8,500,000	15,500,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	10,384,643	11,094,802
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,532,965	3,724,948
DEFERRED TAX LIABILITIES—Noncurrent	963,845	780,689
DEFERRED INCOME—Noncurrent	3,656,612	3,865,199
OTHER NONCURRENT LIABILITIES	2,993,777	2,706,064
Total Liabilities	70,014,949	79,226,564
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 and 46,713,800 shares at March 31, 2017 and December 31, 2017, respectively	25,509,499	25,511,804
Additional paid-in capital	36,117,511	36,161,451
Retained earnings	4,511,945	5,983,175
Accumulated other comprehensive income	2,499,700	4,620,983
Treasury stock—1,650,909 shares held by the company at March 31, 2017 and December 31, 2017, respectively	(1,896,784)	(1,896,784)
Total Internet Initiative Japan Inc. shareholders' equity	66,741,871	70,380,629
NONCONTROLLING INTERESTS	638,329	665,389
Total equity	67,380,200	71,046,018
TOTAL	137,395,149	150,272,582

Internet Initiative Japan Inc.
Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)
(For the nine months ended December 31, 2016 and December 31, 2017)

	Nine Months Ended	Nine Months Ended
	December 31, 2016	December 31, 2017
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	16,461,205	20,417,963
Internet connectivity services (consumer)	15,902,952	18,707,332
WAN services	19,847,736	21,675,903
Outsourcing services	16,268,643	19,198,399
Total	68,480,536	79,999,597
Systems integration:
Systems construction	13,972,807	14,530,478
Systems operation and maintenance	25,885,221	27,770,579
Total	39,858,028	42,301,057
Equipment sales	2,207,649	2,275,363
ATM operation business	3,055,739	3,035,957
Total revenues	113,601,952	127,611,974
COSTS AND EXPENSES:
Cost of network services	56,273,528	66,109,118
Cost of systems integration	35,644,158	37,897,888
Cost of equipment sales	2,024,262	2,053,432
Cost of ATM operation business	1,830,095	1,795,912
Total costs	95,772,043	107,856,350
Sales and marketing	8,392,014	9,550,884
General and administrative	5,928,165	6,070,008
Research and development	354,411	359,125
Total costs and expenses	110,446,633	123,836,367
OPERATING INCOME	3,155,319	3,775,607
OTHER INCOME (EXPENSES):
Dividend income	106,336	230,784
Interest income	26,781	23,130
Interest expense	(218,204)	(276,374)
Foreign exchange gain (loss), net	(23,072)	28,531
Net gain on sales of other investments	213,938	373,499
Impairment of other investments	(30,554)	-
Other —net	202,486	173,396
Other income —net	277,711	552,966
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	3,433,030	4,328,573
INCOME TAX EXPENSE	1,465,852	1,613,955
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	69,244	101,169
NET INCOME	2,036,422	2,815,787
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(126,161)	(127,891)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,910,261	2,687,896

	Nine Months Ended	Nine Months Ended
	December 31, 2016	December 31, 2017
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,846,887	45,062,874
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,962,442	45,211,765
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,693,774	90,125,748
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,924,884	90,423,530
BASIC NET INCOME PER SHARE (JPY)	41.67	59.65
DILUTED NET INCOME PER SHARE (JPY)	41.56	59.45
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	20.83	29.82
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	20.78	29.73

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Nine Months Ended	Nine Months Ended
	December 31, 2016	December 31, 2017
	Thousands of JPY	Thousands of JPY
NET INCOME	2,036,422	2,815,787
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(455,158)	(13,401)
Unrealized holding gain on securities	920,735	2,132,187
Defined benefit pension plans	10,878	2,497
TOTAL COMPREHENSIVE INCOME	2,512,877	4,937,070
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(126,161)	(127,891)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,386,716	4,809,179

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the nine months ended December 31, 2016 and December 31, 2017)

	Nine Months Ended	Nine Months Ended
	December 31, 2016	December 31, 2017
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	2,036,422	2,815,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,006,049	9,155,860
Provision for retirement and pension costs, less payments	188,923	196,199
Provision for allowance for doubtful accounts	19,989	67,931
Gain on sales of property and equipment	(15,410)	(13,636)
Loss on disposal of property and equipment	54,481	62,391
Net gain on sales of other investments	(213,938)	(373,499)
Impairment of other investments	30,554	-
Foreign exchange gain, net	(277)	(11,011)
Equity in net income of equity method investees, less dividends received	(18,162)	(49,978)
Deferred income tax expense (benefit)	349,735	(23,009)
Others	(51,716)	(45,309)
Changes in operating assets and liabilities net of effects from divestitures of a company :
Increase in accounts receivable	(64,287)	(589,876)
Decrease in net investment in sales-type lease — noncurrent	400,390	371,448
Increase in inventories	(1,586,556)	(1,528,797)
Increase in prepaid expenses	(2,454,437)	(1,355,406)
Increase in other current and noncurrent assets	(4,534,405)	(1,992,382)
Increase in accounts payable	160,327	898,983
Decrease in income taxes payable	(767,172)	(535,204)
Increase in accrued expenses	18,639	241,367
Increase in deferred income—current	140,038	419,937
Increase in deferred income—noncurrent	302,157	236,485
Increase in other current and noncurrent liabilities	2,406,335	347,722
Net cash provided by operating activities	4,407,679	8,296,003
INVESTING ACTIVITIES:
Purchase of property and equipment	(7,940,090)	(11,785,162)
Proceeds from sales of property and equipment	2,219,179	2,756,719
Purchase of other investments	(316,171)	(131,118)
Investment in an equity method investee	(99,000)	(174,808)
Proceeds from sales of available-for-sale securities	-	460,017
Proceeds from sales of other investments	534,249	156,266
Payments of guarantee deposits	(17,102)	(298,145)
Refund of guarantee deposits	87,704	20,833
Payments for refundable insurance policies	(42,385)	(42,272)
Proceeds from sale of stock of a subsidiary, net of cash divested	-	726,081
Proceeds from subsidies	200,000	48,976
Other	(15,000)	(9,710)
Net cash used in investing activities	(5,388,616)	(8,272,323)

	Nine Months Ended	Nine Months Ended
	December 31, 2016	December 31, 2017
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from short-term borrowings with initial maturities over three months and long-term borrowings	8,550,000	9,550,000
Repayments of short-term borrowings with initial maturities over three months	(50,000)	(2,550,000)
Principal payments under capital leases	(3,534,887)	(4,229,975)
Repayments of long-term accounts payable	-	(406,251)
Payments for purchase of treasury stock	(982,107)	-
Dividends paid	(1,125,841)	(1,216,666)
Other	(26,000)	(97,660)
Net cash provided by financing activities	2,831,165	1,049,448

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(153,105)	12,429

NET INCREASE IN CASH AND CASH EQUIVALENTS.	1,697,123	1,085,557
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	19,569,095	21,958,591
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	21,266,218	23,044,148

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	217,414	270,664
Income taxes paid	1,961,521	1,914,600

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	5,842,869	5,625,021
Facilities purchase liabilities	899,852	1,973,532
Asset retirement obligation	-	49,609

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Nine Months Ended	Nine Months Ended
	December 31, 2016	December 31, 2017
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	110,830,849	124,834,793
Customers	110,546,213	124,576,017
Intersegment	284,636	258,776
ATM operation business	3,055,739	3,035,957
Customers	3,055,739	3,035,957
Intersegment	-	-
Elimination	(284,636)	(258,776)
Consolidated total	113,601,952	127,611,974
Segment profit or loss:
	Nine Months Ended	Nine Months Ended
	December 31, 2016	December 31, 2017
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	2,177,784	2,781,424
ATM operation business	1,088,056	1,123,290
Elimination	(110,521)	(129,107)
Consolidated operating income	3,155,319	3,775,607

	Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Third Quarter FY2017 Consolidated Financial Results (3 months)
The following tables are highlight data of 3rd Quarter FY2017 (3 months) consolidated financial results (unaudited, for the three months ended December 31, 2017).

Operating Results Summary

	3Q16	3Q17	YoY Change
	JPY millions	JPY millions	%
Total Revenues:	39,479	44,624	13.0
Network Services	23,645	27,714	17.2
Systems Integration (SI)	14,090	15,302	8.6
Equipment Sales	741	616	(16.9)
ATM Operation Business	1,003	992	(1.1)
Cost of Revenues:	33,497	37,894	13.1
Network Services	19,558	23,073	18.0
Systems Integration (SI)	12,651	13,677	8.1
Equipment Sales	681	548	(19.5)
ATM Operation Business	607	596	(1.7)
SG&A Expenses and R&D	4,774	5,270	10.4
Operating Income	1,208	1,460	20.9
Income before Income Tax Expense	1,328	1,860	40.1
Net Income attributable to IIJ	802	1,200	49.6

Network Service Revenue Breakdown

	3Q16	3Q17	YoY Change
	JPY millions	JPY millions	%
Internet Connectivity Service (Enterprise)	5,884	7,152	21.5
IP Service*	2,457	2,557	4.0
IIJ FiberAccess/F and IIJ DSL/F	762	752	(1.2)
IIJ Mobile Service	2,608	3,787	45.2
IIJ Mobile MVNO Platform Service	1,784	2,822	58.2
Others	57	56	(2.1)
Internet Connectivity Service (Consumer)	5,575	6,356	14.0
IIJ	5,064	5,936	17.2
IIJmio Mobile Service	4,402	5,255	19.4
hi-ho	511	420	(17.9)
WAN Services	6,559	7,593	15.8
Outsourcing Services	5,627	6,613	17.5
Network Services Revenues	23,645	27,714	17.2
* IP service revenues include revenues from the data center connectivity service.

Reconciliation of Non-GAAP Financial Measures (3rd Quarter FY2017 (3 months))
The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA

	3Q16	3Q17
	JPY millions	JPY millions
Adjusted EBITDA	3,930	4,594
Depreciation and Amortization	(2,722)	(3,134)
Operating Income	1,208	1,460
Other Income (Expense)	120	400
Income Tax Expense (Benefit)	512	645
Equity in Net Income of Equity Method Investees	27	24
Net income	843	1,239
Less: Net income attributable to noncontrolling interests	(41)	(39)
Net Income attributable to IIJ	802	1,200

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX

	3Q16	3Q17
	JPY millions	JPY millions
CAPEX, including capital leases	3,886	6,410
Acquisition of Assets by Entering into Capital Leases	2,051	1,218
Purchase of Property and Equipment	1,835	5,192

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(Three Months ended December 31, 2016 and December 31, 2017)

	Three Months Ended	Three Months Ended
	December 31, 2016	December 31, 2017
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	5,884,331	7,152,000
Internet connectivity services (consumer)	5,574,632	6,355,678
WAN services	6,559,024	7,592,525
Outsourcing services	5,626,783	6,613,953
Total	23,644,770	27,714,156
Systems integration:
Systems construction	5,389,388	5,722,530
Systems operation and maintenance	8,700,314	9,579,514
Total	14,089,702	15,302,044
Equipment sales	740,991	615,444
ATM operation business	1,003,219	992,045
Total revenues	39,478,682	44,623,689
COST AND EXPENSES:
Cost of network services	19,558,238	23,072,762
Cost of systems integration	12,651,235	13,676,673
Cost of equipment sales	681,145	548,271
Cost of ATM operation business	606,601	596,164
Total costs	33,497,219	37,893,870
Sales and marketing	2,756,066	3,223,719
General and administrative	1,907,809	1,938,024
Research and development	109,971	107,998
Total costs and expenses	38,271,065	43,163,611
OPERATING INCOME	1,207,617	1,460,078
OTHER INCOME (EXPENSE):
Dividend income	14,929	33,721
Interest income	8,263	7,354
Interest expense	(75,859)	(92,009)
Foreign exchange gain, net	82,844	9,823
Net gain on sales of other investments	-	373,499
Other—net	89,881	67,308
Other income —net	120,058	399,696
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,327,675	1,859,774
INCOME TAX EXPENSE	512,174	644,428
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	27,598	23,830
NET INCOME	843,099	1,239,176
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(40,772)	(39,249)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	802,327	1,199,927

	Three Months Ended	Three Months Ended
	December 31, 2016	December 31, 2017
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,636,429	45,062,891
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,758,296	45,220,584
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,272,858	90,125,782
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,516,592	90,441,168
BASIC NET INCOME PER SHARE (JPY)	17.58	26.63
DILUTED NET INCOME PER SHARE (JPY)	17.53	26.53
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	8.79	13.31
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	8.77	13.27

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	December 31, 2016	December 31, 2017
	Thousands of JPY	Thousands of JPY
NET INCOME	843,099	1,239,176
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(45,068)	41,807
Unrealized holding gain on securities	469,974	955,606
Defined benefit pension plans	3,626	809
TOTAL COMPREHENSIVE INCOME	1,271,631	2,237,398
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(40,772)	(39,249)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,230,859	2,198,149

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended December 31, 2016 and December 31, 2017)

	Three Months Ended	Three Months Ended
	December 31, 2016	December 31, 2017
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	843,099	1,239,176
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,722,545	3,133,980
Provision for retirement and pension costs, less payments	66,477	69,420
Provision for allowance for doubtful accounts	14,856	22,695
Loss (gain) on sales of property and equipment	(7,706)	868
Loss on disposal of property and equipment	18,825	25,237
Net gain on sales of other investments	-	(373,499)
Foreign exchange gain, net	(83,375)	(2,553)
Equity in net income of equity method investees, less dividends received	(27,598)	(23,830)
Deferred income tax expense	66,553	112,939
Other	(46,536)	(37,280)
Changes in operating assets and liabilities net of effects from divestitures of a company :
Increase in accounts receivable	(560,123)	(1,690,935)
Decrease (increase) in net investment in sales-type lease — noncurrent	101,218	(17,142)
Increase in inventories	(874,042)	(165,796)
Increase in prepaid expenses	(1,046,904)	(208,278)
Increase in other current and noncurrent assets	(2,849,833)	(927,696)
Increase (decrease) in accounts payable	(357,834)	686,591
Decrease in income taxes payable	(174,286)	(473,059)
Increase in accrued expenses	65,056	16,453
Increase (decrease) in deferred income—current	92,031	(5,671)
Increase in deferred income—noncurrent	178,857	447,996
Increase in other current and noncurrent liabilities	2,193,546	364,106
Net cash provided by operating activities	334,826	2,193,722
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,581,985)	(5,361,874)
Proceeds from sales of property and equipment	1,009,711	372,958
Purchase of other investments	(29,113)	(73,629)
Investment in an equity method investee	(99,000)	-
Proceeds from sales of available-for-sale securities	-	460,017
Proceeds from sales of other investments	229,707	122,810
Payments of guarantee deposits	(2,699)	(4,112)
Refund of guarantee deposits	10,228	5,557
Payments for refundable insurance policies	(14,204)	(14,091)
Proceeds from sale of stock of a subsidiary, net of cash divested	-	726,081
Other	(15,000)	(6,710)
Net cash used in investing activities	(1,492,355)	(3,772,993)

	Three Months Ended	Three Months Ended
	December 31, 2016	December 31, 2017
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from short-term borrowings with initial maturities over three months and long-term borrowings	5,550,000	7,050,000
Net increase in short-term borrowings with initial maturities less than three months	-	2,500,000
Repayments of short-term borrowings with initial maturities over three months	(50,000)	(2,550,000)
Principal payments under capital leases	(1,221,124)	(1,465,754)
Repayments of long-term accounts payable	-	(202,979)
Payments for purchase of treasury stock	(982,107)	-
Dividends paid	(620,361)	(608,349)
Net cash provided by financing activities	2,676,408	4,722,918

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	79,517	29,470

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,598,396	3,173,117
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	19,667,822	19,871,031
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	21,266,218	23,044,148

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the nine months ended December 31, 2017 (“3Q17”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Nine Months ended December 31, 2017
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

February 8, 2018

Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: https://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki-houkokusho) to Japan’s regulatory organization: February 14, 2018
Scheduled date for dividend payment: -
Supplemental material on quarterly results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2017
(April 1, 2017 to December 31, 2017)

(1) Consolidated Results of Operations							(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Nine months ended December 31, 2017	127,612	12.3	3,776	19.7	4,329	26.1	2,688	40.7
Nine months ended December 31, 2016	113,602	14.3	3,155	(22.5)	3,433	(17.8)	1,910	(25.8)

(Note1)	Total comprehensive income attributable to IIJ
For the nine months ended December 31, 2017: JPY4,809 million (up 101.5% YoY)
For the nine months ended December 31, 2016: JPY2,387 million (down 0.9% YoY)
(Note2)	Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share
	JPY	JPY
Nine months ended December 31, 2017	59.65	59.45
Nine months ended December 31, 2016	41.67	41.56

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of December 31, 2017	150,273	71,046	70,381	46.8
As of March 31, 2017	137,395	67,380	66,742	48.6

2. Dividends

	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2017	-	13.50	-	13.50	27.00
Fiscal Year Ending March 31, 2018	-	13.50	-
Fiscal Year Ending March 31, 2018 (forecast)				13.50	27.00
(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2018

(April 1, 2017 through March 31, 2018)							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2018	176,000	11.5	6,500	26.6	6,500	19.8	4,000	26.3	88.77
(Note1) Changes from the latest forecasts released: No

* Notes

(1) Changes in significant subsidiaries for the nine months ended December 31, 2017
(Changes in significant subsidiaries for the nine months ended December 31, 2017 which resulted in changes in scope of consolidation): None

(2) Changes in significant accounting and reporting policies for the consolidated financial statements
1)	Changes due to the revision of accounting standards: Yes
In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17 “Balance Sheet Classification of Deferred Taxes.” This ASU requires that deferred tax assets and liabilities be classified as noncurrent on the consolidated balance sheet. IIJ adopted this ASU from the first quarter beginning April 1, 2017, on a prospective basis, and did not retrospectively adjust the consolidated balance sheet as of March 31, 2017. As of March 31, 2017, the balance of current deferred tax assets and liabilities amounted to JPY1,298,469 thousand and JPY108,994 thousand, respectively.

2)	Others: No

(3) Number of shares outstanding (shares of common stock)

1)	The number of shares outstanding (inclusive of treasury stock):
As of December 31, 2017: 46,713,800 shares
As of March 31, 2017: 46,711,400 shares

2)	The number of treasury stock:
As of December 31, 2017: 1,650,909 shares
As of March 31, 2017: 1,650,909 shares

3)	The weighted average number of shares outstanding:
For the nine months ended December 31, 2017: 45,062,874 shares
For the nine months ended December 31, 2016: 45,846,887 shares

Internet Initiative Japan Inc.
E-mail: ir@iij.ad.jp Tel: +81-3-5205-6500
URL: https://www.iij.ad.jp/en/ir